FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding completion of H Share placement by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on November 13, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information regarding the issuer and management as well as financial information. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

(Stock Code: 902)

ANNOUNCEMENT
COMPLETION OF THE PLACING OF NEW H SHARES

Joint Global Coordinators, Bookrunners and Joint Placing Agents

The Board is pleased to announce that all the conditions as set out in the Placing Agreement entered into between the Company and the Joint Placing Agents in relation to the Placing have been satisfied. The Placing completed on 13 November 2014 in accordance with the terms and conditions of the Placing Agreement.

Reference is made to the announcement published by Huaneng Power International, Inc. (the “Company”) on 6 November 2014 in relation to the Placing Agreement between the Company and the Joint Placing Agents (the “Placing Announcement”) and the Placing contemplated under the Placing Agreement. Capitalised terms used herein shall have the same meanings as defined in the Placing Announcement.

The Board is pleased to announce that all the conditions as set out in the Placing Agreement have been satisfied and the Placing completed on 13 November 2014 in accordance with the terms and conditions of the Placing Agreement. An aggregate of 365,000,000 H Shares, representing approximately 2.53% of the total number of issued Shares (as enlarged by the allotment and issue of the Placing Shares) and approximately 9.31% of the total number of H Shares in issue (as enlarged by the allotment and issue of the Placing Shares), have been successfully allotted and issued by the Company on 13 November 2014 at the Placing Price of HK$8.60 to no fewer than six and no more than ten Placees, who, and whose ultimate beneficial owners are, third parties independent of and not connected with the Company or its connected persons. The aggregate gross proceeds from the Placing amount to approximately HK$3,139 million and the aggregate net proceeds received by the Company (after deduction of the commissions and estimated expenses) amount to approximately HK$3,094 million.

As a result of the Placing, the total number of issued Shares of the Company increased from 14,055,383,440 Shares to 14,420,383,440 Shares. The total number of issued H Shares increased from 3,555,383,440 H Shares to 3,920,383,440 H Shares. All of the 365,000,000 new H Shares have been fully placed pursuant to the terms and conditions set out in the Placing Agreement.

Set out below is the share capital of the Company: (i) immediately before the Completion; and (ii) immediately after the Completion:

Name of Shareholder	Immediately before the Placing (Number of Shares)	% of total issued Domestic Shares or H Shares (as the case may be)	% of total issued Shares	Immediately after the Placing (Number of Shares)	% of total issued Domestic Shares or H Shares (as the case may be)	% of total issued Shares
DOMESTIC SHARES
Huaneng International Power Development Corporation (“HIPDC”) Note 1	5,066,662,118	48.25	36.05	5,066,662,118	48.25	35.14
China Huaneng Group Note 2	1,672,769,384	15.93	11.90	1,672,769,384	15.93	11.60
Other Domestic Shareholders	3,760,568,498	35.82	26.75	3,760,568,498	35.82	26.07

Total Issued Domestic Shares	10,500,000,000	100.00	74.70	10,500,000,000	100.00	72.81
H SHARES
China Huaneng Group Note 3	472,000,000	13.28	3.36	472,000,000	12.04	3.27
Other H Shareholders	3,083,383,440	86.72	21.94	3,448,383,440	87.96	23.92
Total Issued H Shares	3,555,383,440	100.00	25.30	3,920,383,440	100.00	27.19
TOTAL ISSUED SHARES	14,055,383,440		100.00	14,420,383,440		100.00

1 Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

2 Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, China Huaneng Finance Co., Ltd.

3 China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

4 Immediately after the Placing, China Huaneng Group and its controlling subsidiaries (as mentioned in notes 1-3) will hold an aggregate of 7,211,431,502 Shares, representing 50.01% of the total issued Shares of the Company.

5 The percentages set out herein represent the rounding of figures to two decimal places.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
13 November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

	Name:	Du Daming

	Title:	Company Secretary

Date:     November 14, 2014